UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒    Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐    No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐    No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. (“Oi” or the “Company”), in accordance with the provisions of article 12 of CVM Instruction No. 358/02, discloses that, on this date, it received correspondence from BTG Pactual Asset Management S.A. DTVM with the following information:

“Re:	Acquisition of Material Equity Interest

Dear Sirs,

BTG Pactual Asset Management S.A. DTVM, a financial institution with headquarters in the City and State of Rio de Janeiro, at Praia de Botafogo, 501, 5th floor (part), Torre Corcovado, Botafogo, registered with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 29.650.082/0001.00 (“BTG Pactual AM”), duly registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários) (“CVM”) as a portfolio manager, in accordance with CVM Declaratory Act No. 5968 and the provisions of article 12 of CVM Instruction No. 358/02, inform you as follows:

(a)	On May 5, 2014, the funds managed by BTG Pactual AM held an aggregate equity interest of 173,299,463 (one hundred and seventy-three million, two hundred and ninety-nine thousand, four hundred and sixty-three) common shares and 379,469,385 (three hundred and seventy-nine million, four hundred and sixty-nine thousand, three hundred and eighty-five) preferred shares issued by Oi S.A. (the “Company”), corresponding to approximately 6.06% (six and six thousandths percent) and 6.63% (six and sixty-three thousandths percent) of the total common and preferred shares issued by the Company, respectively.

(b)	It is noted that, in the context of the primary public offering of common and preferred shares issued by Oi S.A., with a final prospectus dated April 28, 2014, the above-mentioned equity interest was mainly held by the Fundo de Investimento em Ações Caravelas fund, registered with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 19.445.247/0001-40 (“Caravelas FIA”), which held 171,362,482 (one hundred and seventy-one million, three hundred and sixty-two thousand, four hundred and eighty-two) common shares and 359,171,518 (three hundred and fifty-nine million, one hundred and sixty-one thousand, five hundred and eighteen) preferred shares, corresponding to 5.99% (five and ninety-nine thousandths percent) and 6.28% (six and twenty-eight thousandths percent) of the total common and preferred shares issued by the Company, respectively.

(c)	It is further noted that, (i) the purpose of the Funds’ increase in equity participation is merely to conduct financial transactions; (ii) does not aim to change the Company’s control structure; and, finally (iii) the Funds do not target a specific equity holding.

Sincerely,

BTG PACTUAL ASSET MANAGEMENT S.A. DTVM”

Rio de Janeiro, May 9, 2014.

Oi S.A.

Bayard De Paoli Gontijo

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2014

OI S.A.

By:	/s/ Bayard De Paoli Gontijo
Name: Bayard De Paoli Gontijo Title: Chief Financial Officer